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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.   20549

                              FORM 12b-25
                      NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [x] Form 10-Q

        For the period ended September 30, 2000.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                       OIL AND GAS SEEKERS, INC.
                        Full Name of Registrant

                           File No.  0-30847

                          2810 South Madison
                    Spokane, Washington   99203-1361
         Address of principal executive office, including zip.

                     PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
               effort or expense;
[ x ]     (b)  The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.













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PART III - NARRATIVE

The Registrant is unable to complete the financial statements within the prescribed period.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

          Harold Kaufman
          Oil and Gas Seekers, Inc.
          2810 South Madison
          Spokane, Washington   99203-1361
          (509) 455-5681

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

                         Yes x               No

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         Yes                 No x

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OIL AND GAS SEEKERS, INC. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 15th day of November, 2000.

                              OIL AND GAS SEEKERS, INC.


                              BY:  /s/ Harold Kaufman, Jr.
                                   Harold Kaufman, Jr.
                                   Secretary/Treasurer, Chief Financial
                                   Officer and a member of the Board of
                                   Directors
                                          Member of the Board of Directors